IMPERIAL METALS CORPORATION


03045058

#82-34714

November 28, 2003


SUPPL
RECEIVED
DEC 08 2003
181

U.S. Securities and Exchange Commission
Room 3094 (3-6)
450 – 5th Street NW
Washington, DC 20549

Dear Sirs,

Re: 12g3-2(b) Reg. No. 82-34714

For your information, we enclose a copy of the Company's recent news releases, a Material Change Report dated November 25, 2003, and our Third Quarter Report for the period ending September 30, 2003.

Yours truly,

IMPERIAL METALS CORPORATION

Sabine Goetz
Executive Assistant

Encl.


PROCESSED
DEC 22 2003
THOMSON
FINANCIAL

dw 12/17

580 Hornby Street, Suite 200, Vancouver, B.C. V6C 3B6 CANADA
Telephone: 604.669.8959 Facsimile: 604.687.4030 Website: www..imperialmetals.com

IMPERIAL METALS CORPORATION

NEWS RELEASE

Huckleberry Mine Management Restructured

Vancouver (November 25, 2003) - Imperial Metals Corporation (III:TSX) is pleased to report that the shareholders of Huckleberry Mines Ltd. ("HML"), owner of the Huckleberry copper mine located near Houston, British Columbia, have agreed to restructure the management of the mine.

The Huckleberry mine will now be operated by HML under the leadership of Jim O'Rourke as President and Director. Imperial will continue to have significant influence on Huckleberry and will act in an advisory capacity on mine operations. There are no changes to the ownership of HML. Imperial retains its 50% equity interest.

The move, which is cash neutral to Imperial, will significantly improve Imperial's balance sheet. Up to now HML's financial position and operations have been included in Imperial's financial statements on a proportionate consolidation basis. Imperial will now account for its interest in HML on the equity basis. As a result, all of HML's assets and liabilities will be deconsolidated from Imperial's balance sheet resulting in the elimination of approximately $68 million in HML debt and the reversal of Imperial's negative working capital.

Under the equity accounting basis Imperial will no longer record its share of HML revenues and expenses on a line by line basis. Instead, Imperial will record its 50% share of HML's operating results as a single line item in its Statement of Income.

The management restructuring at Huckleberry will give Imperial more time to focus on its 100% owned Mount Polley property. Over the last few months, Imperial has announced two discoveries of high grade copper-gold mineralization at Mount Polley. The first, a near surface high grade copper-gold silver strike in the Northeast Zone. The second, deep seated copper-gold mineralization in the Springer Zone.

Both discoveries are expanding with drilling underway at Springer and soon to be resumed at the Northeast Zone, funded by the $10 million bought deal private placement financing announced on November 6, 2003.

-30-

For further information contact:
Brian Kynoch, President - 604.669.8959 or
Sabine Goetz, Investor Relations - 604.488.2657
info@imperialmetals.com

IMPERIAL METALS CORPORATION

NEWS RELEASE

Imperial Reports Results for Third Quarter 2003

Vancouver (November 28, 2003) - Imperial Metals Corporation (III:TSX) reports comparative financial results for the nine months ended September 30, 2003 and September 30, 2002 are summarized below.

(unaudited) in thousands except per share amounts	Three Months Ended		Nine Months Ended	
	Sept 30 2003	Sept 30 2002	Sept 30 2003	Sept 30 2002
Revenues	$13,338	$11,806	$37,585	$38,234
Operating Income (Loss)	$(1,225)	$(4,741)	$1,076	$7,626
Net (Loss)	$(2,736)	$(10,121)	$(66)	$(12,496)
Net (Loss) Per Share	$(0.13)	$(0.64)	$0.00	$(0.79)
Cash Flow [1]	$1,755	$586	$1,155	$147
Cash Flow Per Share [1]	$0.08	$0.04	$0.06	$0.01

The financial position and results of operations of the Company are primarily influenced by the results of Huckleberry Mines Ltd., the Company's 50% joint venture accounted operating mine. Although the Company owns 50% of Huckleberry Mines Ltd., all the debt and other obligations of Huckleberry Mines Ltd. are non recourse to Imperial. The Company's share of the income attributable to Huckleberry Mines Ltd. for the nine months ended September 30, 2003 was $2.8 million, which includes a $9.2 million foreign exchange gain on long term debt. Excluding Huckleberry Joint Venture assets and liabilities, cash and cash equivalents at September 30, 2003 was $3.0 million and working capital was $1.3 million.

Subsequent to the end of the quarter Imperial announced an agreement with Haywood Securities Inc. and a syndication of underwriters, to issue 2,353,000 units of Imperial on a private placement basis at $4.25 per unit. Each unit consists of one common share and one half of one share purchase warrant. Each full warrant entitles the holder to acquire one common share of the Company at a price of $5.50 for 24 months. After the first year of the term of the warrants the Company shall be entitled to accelerate the expiry date of the warrants if the closing price of the common shares of the Company is at or above $8.50 for 10 consecutive trading days, by giving the holders of the warrants not less than 30 days notice in writing of such accelerated expiry date. The proceeds of the financing will be used to advance the Mount Polley and Sterling projects and for general corporate purposes.

Mount Polley

An exiting new zone of mineralization, the Northeast Zone, was discovered at Mount Polley during the third quarter. In August 2003, copper–gold mineralization was discovered by prospecting in an under-explored part of the property, approximately 1.5 km northeast from the partially mined Bell pit. Subsequent trenching and drilling have revealed a hydrothermal breccia over a 275 metre strike length. This breccia remains open along strike to the southeast and to depth. Related breccias discovered by trenching enhance the potential for further discoveries.

The breccia is structurally well prepared and features an overprinting of potassic and carbonate alteration. It is distinguished from known breccia-hosted copper-gold deposits at Mount Polley by a higher copper to gold ratio, higher silver and bornite content and lower magnetite. The grade of mineralization is exemplified in drill hole WB 03 07 that returned 1.02 % copper, 0.40 grams per tonne gold and 7.31 grams per tonne silver over 204 metres. Further drilling and trenching is planned to determine the extent and geometry of this new zone of high-grade mineralization.

[1] Cash Flow and Cash Flow per share are measures used by the Company to evaluate its performance, however they are not terms recognized under generally accepted accounting principles. Cash Flow is defined as cash flow from operations before net change in working capital balances and Cash Flow per Share is the same measure divided by the weighted average number of common shares outstanding during the period.

580 Hornby Street, Suite 200, Vancouver, BC V6C 3B6 CANADA
Telephone: 604.669.8959 Facsimile: 604.687.4030 Website: www.imperialmetals.com

Drilling to test the Springer Zone at depth began in mid-October, and is ongoing. The results from the initial hole, released November 7, 2003, showed that mineralization continues to depth. Additional drilling to depth in the Springer Zone is planned.

Sterling

During the third quarter 17 holes were completed in the second phase drill program the results of which were released in July. All holes which penetrated the zone intersected elevated gold values enlarging the 144 Zone to an area of 500 feet by 750 feet. An additional 29 claims covering an area of approximately 599 acres (242 hectares) were acquired under lease to cover the potential northerly extension of the gold bearing structures at Sterling. Further drilling is planned on the 144 Zone and on the newly acquired property. Planning and permitting is underway for driving a drift to access the 144 Zone for definition drilling and further exploration.

Nak

The first phase of exploration at the Nak property in northwest BC included mapping, prospecting, geochemical surveys. Three new zones of copper mineralization were identified: the Box Lake showing southeast of the main showing, and the Jennusty and BOR showings northwest of the initial Joss'alun discovery. A 1,500 metre drilling program commenced at the end of the third quarter with drilling focused on the Joss'alun showing. Drilling at Joss'alun returned intervals of widespread copper mineralization within volcanics of the Cache Creek Group. Highlights of the program include Nak-03-05 with 17.75 metres of 0.94% copper and Nak-03-07 with 53.45 metres of 0.34% copper.

Huckleberry Mine

Imperial is a 50% owner, through a subsidiary, of Huckleberry Mines Ltd. located 123 kilometres southwest of Houston in west-central British Columbia. Production statistics for the third quarter are provided below.

Production Statistics (unaudited)	Three Months Ended September 30, 2003	Nine Months Ended September 30, 2003
Ore milled (tonnes)	1,795,803	5,256,898
Ore milled per calendar day (tonnes)	19,520	19,256
Ore milled per operating day (tonnes)	20,871	20,926
Grade (%) – Copper	0.565%	0.542%
Grade (%) – Molybdenum	0.012%	0.011%
Recovery (%) – Copper	86.9	86.3
Recovery (%) – Molybdenum	12.1	17.4
Copper produced (lbs)	19,445,926	54,202,502
Molybdenum produced (lbs)	56,917	230,794

Subsequent to the end of the quarter, Imperial announced a restructuring of the Huckleberry Mines Ltd. management. Effective December 1, 2003, the mine will be operated directly by Huckleberry Mines Ltd. ("HML"). Imperial will continue to have significant influence on HML and will act in an advisory capacity on mine operations and will retain its 50% equity ownership. The change will significantly improve the Company's balance sheet. All of HML's assets and liabilities will be deconsolidated from Imperial's balance sheet resulting in the elimination of approximately $68 million in HML debt and the reversal of Imperial's negative working capital. Additionally, under the equity accounting basis Imperial will no longer record its share of HML revenues and expenses on a line by line basis. Instead, Imperial will record its 50% share of HML's operating results as a single line item in its Statement of Income.

-30-

For further information contact:
Brian Kynoch, President - 604.669.8959 or
Sabine Goetz, Investor Relations - 604.488.2657 / info@imperialmetals.com

MATERIAL CHANGE REPORT UNDER

Section 85(1) of the *Securities Act* (**BRITISH COLUMBIA**)
Section 75(2) of the *Securities Act* (**ONTARIO**)
Section 84(1) of the *Securities Act* (**SASKATCHEWAN**)
Section 73 of the *Act* and 271.2(9) of *Regulation and National Policy No. 40* (**QUEBEC**)

1. **Reporting Issuer**

   Imperial Metals Corporation
   Suite 200 – 580 Hornby Street
   Vancouver, BC V6C 3B6

2. **Date of Material Change**

   November 25, 2003

3. **Press Release**

   November 25, 2003 – Vancouver, British Columbia

4. **Summary of Material Change**

   Imperial Metals Corporation reported that the shareholders of Huckleberry Mines Ltd. ("HML"), owner of the Huckleberry copper mine located near Houston, British Columbia, have agreed to restructure the management of the mine.

5. **Full Description of Material Change**

   Imperial Metals Corporation reported that the shareholders of Huckleberry Mines Ltd. ("HML"), owner of the Huckleberry copper mine located near Houston, British Columbia, have agreed to restructure the management of the mine.

   The Huckleberry mine will now be operated by HML under the leadership of Jim O'Rourke as President and Director. Imperial will continue to have significant influence on Huckleberry and will act in an advisory capacity on mine operations. There are no changes to the ownership of HML. Imperial retains its 50% equity interest.

   The move, which is cash neutral to Imperial, will significantly improve Imperial's balance sheet. Up to now HML's financial position and operations have been included in Imperial's financial statements on a proportionate consolidation basis. Imperial will now account for its interest in HML on the equity basis. As a result, all of HML's assets and liabilities will be deconsolidated from Imperial's balance sheet resulting in the elimination of approximately $68 million in HML debt and the reversal of Imperial's negative working capital.

   Under the equity accounting basis Imperial will no longer record its share of HML revenues and expenses on a line by line basis. Instead, Imperial will record its 50% share of HML's operating results as a single line item in its Statement of Income.

   The management restructuring at Huckleberry will give Imperial more time to focus on its 100% owned Mount Polley property. Over the last few months, Imperial has announced two discoveries of

high grade copper-gold mineralization at Mount Polley. The first, a near surface high grade copper-gold silver strike in the Northeast Zone. The second, deep seated copper-gold mineralization in the Springer Zone.

Both discoveries are expanding with drilling underway at Springer and soon to be resumed at the Northeast Zone, funded by the $10 million bought deal private placement financing announced on November 6, 2003.

6. Reliance on Section 75(3) of the Securities Act (Ontario) and equivalent sections of other jurisdictions.

Not applicable.

7. Omitted Information

Not applicable.

8. Senior Officer(s)

J. Brian Kynoch, President
André H. Deepwell, Chief Financial Officer

Telephone 604.669.8959

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 25th day of November, 2003.

IMPERIAL METALS CORPORATION



Per: *"André H. Deepwell"*
Signature of authorized signatory
André H. Deepwell, Chief Financial Officer
Name and office of authorized signatory

IMPERIAL METALS CORPORATION

NEWS RELEASE

Huckleberry Mine Management Restructured

Vancouver (November 25, 2003) - Imperial Metals Corporation (III:TSX) is pleased to report that the shareholders of Huckleberry Mines Ltd. ("HML"), owner of the Huckleberry copper mine located near Houston, British Columbia, have agreed to restructure the management of the mine.

The Huckleberry mine will now be operated by HML under the leadership of Jim O'Rourke as President and Director. Imperial will continue to have significant influence on Huckleberry and will act in an advisory capacity on mine operations. There are no changes to the ownership of HML. Imperial retains its 50% equity interest.

The move, which is cash neutral to Imperial, will significantly improve Imperial's balance sheet. Up to now HML's financial position and operations have been included in Imperial's financial statements on a proportionate consolidation basis. Imperial will now account for its interest in HML on the equity basis. As a result, all of HML's assets and liabilities will be deconsolidated from Imperial's balance sheet resulting in the elimination of approximately $68 million in HML debt and the reversal of Imperial's negative working capital.

Under the equity accounting basis Imperial will no longer record its share of HML revenues and expenses on a line by line basis. Instead, Imperial will record its 50% share of HML's operating results as a single line item in its Statement of Income.

The management restructuring at Huckleberry will give Imperial more time to focus on its 100% owned Mount Polley property. Over the last few months, Imperial has announced two discoveries of high grade copper-gold mineralization at Mount Polley. The first, a near surface high grade copper-gold silver strike in the Northeast Zone. The second, deep seated copper-gold mineralization in the Springer Zone.

Both discoveries are expanding with drilling underway at Springer and soon to be resumed at the Northeast Zone, funded by the $10 million bought deal private placement financing announced on November 6, 2003.

-30-

For further information contact:
Brian Kynoch, President - 604.669.8959 or
Sabine Goetz, Investor Relations - 604.488.2657
info@imperialmetals.com

#82-34714

IMPERIAL METALS CORPORATION

Third Quarter Report

For the Nine Months Ended September 30, 2003

580 Hornby Street, Suite 200, Vancouver, BC V6C 3B6 CANADA
Telephone: 604.669.8959 Facsimile: 604.687.4030 Website: www.imperialmetals.com

IMPERIAL METALS CORPORATION

To Our Shareholders

Imperial's comparative financial results for the nine months ended September 30, 2003 and September 30, 2002 are summarized below and discussed in detail in the attached Management's Discussion and Analysis.

(unaudited) in thousands except per share amounts	Three Months Ended		Nine Months Ended	
	Sept 30 2003	Sept 30 2002	Sept 30 2003	Sept 30 2002
Revenues	$13,338	$11,806	$37,585	$38,234
Operating Income (Loss)	$(1,225)	$(4,741)	$1,076	$7,626
Net (Loss)	$(2,736)	$(10,121)	$(66)	$(12,496)
Net (Loss) Per Share	$(0.13)	$(0.64)	$0.00	$(0.79)
Cash Flow [(1)]	$1,755	$586	$1,155	$147
Cash Flow Per Share [(1)]	$0.08	$0.04	$0.06	$0.01

The financial position and results of operations of the Company are primarily influenced by the results of Huckleberry Mines Ltd., the Company's 50% joint venture accounted operating mine. Although the Company owns 50% of Huckleberry Mines Ltd., all the debt and other obligations of Huckleberry Mines Ltd. are non recourse to Imperial. The Company's share of the income attributable to Huckleberry Mines Ltd. for the nine months ended September 30, 2003 was $2.8 million, which includes a $9.2 million foreign exchange gain on long term debt. Excluding Huckleberry Joint Venture assets and liabilities, cash and cash equivalents at September 30, 2003 was $3.0 million and working capital was $1.3 million.

Subsequent to the end of the quarter Imperial announced an agreement with Haywood Securities Inc. and a syndication of underwriters, to issue 2,353,000 units of Imperial on a private placement basis at $4.25 per unit. Each unit consists of one common share and one half of one share purchase warrant. Each full warrant entitles the holder to acquire one common share of the Company at a price of $5.50 for 24 months. After the first year of the term of the warrants the Company shall be entitled to accelerate the expiry date of the warrants if the closing price of the common shares of the Company is at or above $8.50 for 10 consecutive trading days, by giving the holders of the warrants not less than 30 days notice in writing of such accelerated expiry date. The proceeds of the financing will be used to advance the Mount Polley and Sterling projects and for general corporate purposes.

Mount Polley

An exiting new zone of mineralization, the Northeast Zone, was discovered at Mount Polley during the third quarter. In August 2003, copper–gold mineralization was discovered by prospecting in an under-explored part of the property, approximately 1.5 km northeast from the partially mined Bell pit. Subsequent trenching and drilling have revealed a hydrothermal breccia over a 275 metre strike length. This breccia remains open along strike to the southeast and to depth. Related breccias discovered by trenching enhance the potential for further discoveries.

The breccia is structurally well prepared and features an overprinting of potassic and carbonate alteration. It is distinguished from known breccia-hosted copper-gold deposits at Mount Polley by a higher copper to gold ratio, higher silver and bornite content and lower magnetite. The grade of mineralization is exemplified in

[(1)] Cash Flow and Cash Flow per share are measures used by the Company to evaluate its performance, however they are not terms recognized under generally accepted accounting principles. Cash Flow is defined as cash flow from operations before net change in working capital balances and Cash Flow per Share is the same measure divided by the weighted average number of common shares outstanding during the period.

drill hole WB 03 07 that returned 1.02 % copper, 0.40 grams per tonne gold and 7.31 grams per tonne silver over 204 metres. Further drilling and trenching is planned to determine the extent and geometry of this new zone of high-grade mineralization.

Drilling to test the Springer Zone at depth began in mid-October, and is ongoing. The results from the initial hole, released November 7, 2003, showed that mineralization continues to depth. Additional drilling to depth in the Springer Zone is planned.

Sterling

During the third quarter 17 holes were completed in the second phase drill program the results of which were released in July. All holes which penetrated the zone intersected elevated gold values enlarging the 144 Zone to 500 feet by 750 feet. An option to earn a 100% interest in the mineral claims to the north of the Sterling claims, which cover the favourable trend of the Reudy fault and dyke was acquired during the quarter. Further drilling is planned on the 144 Zone and on the newly acquired property. Planning and permitting is underway for driving a drift to access the 144 Zone for definition drilling and further exploration.

Nak

The first phase of exploration at the Nak property in northwest BC included mapping, prospecting, geochemical surveys. Three new zones of copper mineralization were identified: the Box Lake showing southeast of the main showing, and the Jennusty and BOR showings northwest of the initial Joss'alun discovery. A 1,500 metre drilling program commenced at the end of the third quarter with drilling focused on the Joss'alun showing. Drilling at Joss'alun returned intervals of widespread copper mineralization within volcanics of the Cache Creek Group. Highlights of the program include Nak-03-05 with 17.75 metres of 0.94% copper and Nak-03-07 with 53.45 metres of 0.34% copper.

Huckleberry Mine

Imperial is a 50% owner, through a subsidiary, of Huckleberry Mines Ltd. located 123 kilometres southwest of Houston in west-central British Columbia. Production statistics for the third quarter are provided below.

Production Statistics (unaudited)	Three Months Ended September 30, 2003	Nine Months Ended September 30, 2003
Ore milled (tonnes)	1,795,803	5,256,898
Ore milled per calendar day (tonnes)	19,520	19,256
Ore milled per operating day (tonnes)	20,871	20,926
Grade (%) – Copper	0.565%	0.542%
Grade (%) – Molybdenum	0.012%	0.011%
Recovery (%) – Copper	86.9	86.3
Recovery (%) – Molybdenum	12.1	17.4
Copper produced (lbs)	19,445,926	54,202,502
Molybdenum produced (lbs)	56,917	230,794

Subsequent to the end of the quarter, Imperial announced a restructuring of the Huckleberry Mines Ltd. management. Effective December 1, 2003, the mine will be operated directly by Huckleberry Mines Ltd. ("HML"). Imperial will continue to have significant influence on HML and will act in an advisory capacity on mine operations and will retain its 50% equity ownership. The change will significantly improve the Company's balance sheet. All of HML's assets and liabilities will be deconsolidated from Imperial's balance sheet resulting in the elimination of approximately $68 million in HML debt and the reversal of Imperial's negative working capital. Additionally, under the equity accounting basis Imperial will no longer record its share of HML revenues and expenses on a line by line basis. Instead, Imperial will record its 50% share of HML's operating results as a single line item in its Statement of Income.



Brian Kynoch
President

Management's Discussion & Analysis

The financial position of the Company, excluding its share of Huckleberry Mines Ltd., continues to improve with a number of financings during 2003. The completion of a rights offering in February 2003 added $1.3 million to the treasury and in August 2003 a private placement of flow through shares raised $1.5 million. Subsequent to the end of the quarter the Company entered into a bought deal private placement financing for gross proceeds of $10.0 million.

Business Focus

The Company continues to focus on exploration. In early August the Company completed a $1.5 million flow through share issue to expand the resources at the Mount Polley mine and to test targets at the Nak property in northern British Columbia. Drilling at the Mount Polley property in Central British Columbia provided some very encouraging results and drilling continues at the Mount Polley property. Exploration results from drilling at the Nak property were also encouraging and the Company is reviewing plans for further work in the 2004 field season. A $10.0 million bought deal private placement financing announced after the end of the quarter will provide the resources for the Company to pursue these new discoveries.

The strengthening of the Canadian Dollar against the US Dollar during 2003 has reduced the cost of repaying the long term debt due by Huckleberry. However, the decline in the exchange rate has detrimentally affected Huckleberry's revenues and operating margin and negated much of the recent improvement in the price of copper.

During the third quarter of 2003 the Company continued with its research program to advance the use of new heap leach technology to improve oxide copper recoveries at the Mount Polley mine, currently held on care and maintenance. Results are encouraging and larger scale study is now in progress.

Huckleberry Mines Ltd.

Subsequent to the end of the quarter the Company announced a restructuring of the management of Huckleberry Mines Ltd. This restructuring will result in the Company changing the basis of its accounting for Huckleberry Mines Ltd. from the proportionate consolidation basis to the equity basis.

The consolidated financial position and results of operations of the Company are primarily influenced by the results of Huckleberry Mines Ltd., the Company's 50% joint venture operating mine which is reported on a proportionate consolidation basis. Note 5 to the interim consolidated financial statements discloses the impact of Huckleberry Mines Ltd. on the financial position and results of operations of Imperial and although the Company owns 50% of Huckleberry Mines Ltd. all the debt and other obligations of Huckleberry Mines Ltd. are non recourse to Imperial. On a consolidated basis the Company's financial results and financial position are substantially dependent on those of Huckleberry Mines Ltd. but Imperial's financial exposure is limited to its $2.5 million loan to Huckleberry Mines Ltd.

Huckleberry Mines Ltd. continues to face challenges in meeting its debt payment obligations and will not be able to meet a loan interest and principal payment of approximately $56.9 million due on December 31, 2003 and therefore continues to negotiate with its lenders to restructure the loan payment schedule. The outcome of these negotiations is uncertain and could result in the Company losing its equity interest in Huckleberry Mines Ltd. The ongoing operations of the Company would not be materially affected if it lost its 50% equity interest in Huckleberry Mines Ltd. Upon completion of the management restructuring in the fourth quarter of 2003, the Company's assets and liabilities will be reduced substantially, and since Huckleberry's liabilities exceed its assets, Imperial's financial position will improve significantly. For further details see Notes 5 and 7(b) to the consolidated financial statements.

Risk Factors

Exploration programs, development prospects and mining operations are affected by a number of factors that can significantly impact the operations and financial position of the Company.

Exploration and development prospects are affected by the price of copper and gold. Exploration and development requires significant investment of capital. The outcome of this investment is dependent on finding sufficient quantities of minerals, permitting the project, constructing the processing and ancillary facilities and starting commercial production. This process takes time and many factors, including commodity prices, foreign exchange rates and economic conditions, may change, affecting the viability of the project.

The price of copper is a key determinant of revenues from mining operations as the Huckleberry mine is primarily a copper producer. Copper is sold in US Dollars and therefore the US/Cdn Dollar exchange rate is also a key factor in determination of revenue. Most of the debt of Huckleberry Mines Ltd. is denominated in US dollars and this affects the interest paid in Canadian Dollars as well as the ultimate repayment amount of the debt. The Company's interest expense on its debt is based on floating rates, which vary with a number of factors, including international economic and political events. In addition, mining operations face various operating risks, including environmental risks. The Company minimizes risks from mine operations through prudent operating practices, using well trained and knowledgeable staff, obtaining insurance for certain risks, and hedging copper production and exchange rates.

Based on its 50% interest in the Huckleberry mine, the effect on the operating income of the Company for the period October 1 to December 31, 2003 for certain key factors is as follows:

If the Copper price changes by US$0.01 per pound	$100,000
If the Gold price changes by US$10 per ounce	$18,000
If the US/Cdn Dollar Exchange Rate changes by US$0.01	$121,000
If the LIBOR rate changes by 1%	$140,000
If the Bank Prime Rate changes by 1%	$35,000

These amounts are based on changes from a US/Cdn dollar exchange rate of 1.33 and copper price of US$0.90 per pound and include currency and commodity hedges in place as of November 26, 2003.

Three Months Ended September 30, 2003 Compared to the Three Months Ended September 30, 2002

Results of Operations

Financial Results

Operating revenues in the quarter ended September 30, 2003 were $13.3 million compared to $11.8 million in the prior year's quarter. The majority of revenues in both quarters originated from the Huckleberry mine, currently the Company's only operating mine.

In the three months ended September 30, 2003 Imperial incurred a net loss of $2.7 million ($0.13 per share) compared to net loss of $10.1 million ($0.64 per share) in the comparative quarter. The 2002 quarter included a $5.1 million writedown of mineral properties and a $2.6 million foreign exchange loss on long term debt.

The revenues and financial results of the Company are closely tied to those of the Huckleberry mine. The Company's share of Huckleberry's loss during the three months ended September 30, 2003 totaled $0.7 million.

The Company does not expect to be profitable in 2003 as the Company's share of losses from the Huckleberry mine for the period October 1 to December 31, 2003 are projected to be about $1.7 million, excluding foreign exchange gains or losses on long term debt. Assuming no repayment of long term debt and no material change in projected copper price and US/Cdn Dollar exchange rate Huckleberry is expected to be cash flow neutral to the end of the year. Imperial is not obligated to fund its share of these losses which are solely the obligations of Huckleberry Mines Ltd.

The financial future of Huckleberry Mines Ltd. is at the discretion of its lenders who continue to work with Huckleberry Mines Ltd. and its shareholders to find a way to meet Huckleberry's obligations to all its stakeholders.

Mineral Operations

Mineral revenues were $13.2 million in the three months ended September 30, 2003, compared to $11.7 million in the 2002 quarter. After deduction of mineral production and treatment and transportation costs but before financing charges, depletion and depreciation, Imperial's cash flow from its mining operations increased to $1.0 million in the three months ended September 30, 2003 compared to $0.7 million in prior year's quarter. The increase in revenue was due to a 9% increase in sales volume of copper, a 29% increase in the average realized price of copper offset by a 12% decline in the US/Cdn Dollar exchange rate. Production costs increased slightly on a unit cost basis.

Interest Expense

Interest expense on long term debt decreased to $0.7 million in the three months ended September 30, 2003 from $0.8 million in 2002 quarter. The decline in interest costs on Huckleberry mine US dollar denominated long term debt in 2003 was due to lower interest rates combined with a lower US/Cdn exchange rates in 2003.

Foreign Exchange on Long Term Debt

Foreign exchange movements on US dollar denominated long term debt resulted in a gain of $0.1 million in the September 2003 quarter compared to a loss of $2.6 million in the prior year. The Canadian dollar strengthened slightly against the US dollar in the September 2003 quarter compared to the September 2002 quarter when the Canadian dollar weakened substantially against the US dollar.

Writedown of Mineral Properties

The Company evaluates its mineral property holdings on a regular basis. In the September 2003 quarter the Company wrote down the carrying value of one of its mineral properties by $1.5 million to reflect a change in market conditions for the underlying commodity. In the prior year the Company wrote down the carrying value of one of its mineral exploration properties by $5.1 million to reflect market conditions in anticipation of a sale of the property in the fourth quarter of 2002.

Taxes

In both the September 30, 2003 and the 2002 quarters the effective tax recovery rate was significantly less than the expected tax rate of 39.6% due to a valuation allowance provided against tax recoveries originating from operating loss carry forwards, as well as the recording of mineral and large corporation tax expense.

Liquidity & Capital Resources

Cash Flow from Operations

The Company recorded a net loss of $2.7 million in the three months ended September 30, 2003 compared to a net loss of $10.1 million in 2002, while cash flow applied to operations (before net change in non cash operating balances) was $1.8 million in the three months ended September 30, 2003 compared to $0.6 million in the prior year's quarter. The improved operating margin from the Huckleberry mine was the major reason for the increase in cash flow from operations during the September 2003 quarter compared to the prior year's quarter.

Working Capital

Working capital at September 30, 2003, excluding current portion of long term debt of $38.2 million, was $4.9 million compared to the working capital of $3.7 million at June 30, 2003 and $6.2 million at December 31, 2002. This increase was primarily the result of the $1.5 million flow through share issue in August 2003. All long term debt, including the current portion, is non recourse to Imperial, and the repayment terms of the long term debt on the Huckleberry mine are being renegotiated. The presentation in the financial statements is based on the repayment terms as they existed at September 30, 2003. Subsequent to the quarter end the

Company announced a bought deal private placement financing for gross proceeds of $10.0 million which will provide additional funding for its exploration programs.

Property Expenditures and Other Investment Activities

Property acquisition and development expenditures, including exploration costs and net of recoveries, totaled a net $1.9 million in the three months ended September 30, 2003 versus $1.7 million in the 2002 period. Property development expenditures in both 2003 and 2002 were primarily $1.2 million for Huckleberry mine ongoing capital projects. Capital expenditures at Huckleberry for the remainder of 2003 are expected to be about $0.5 million.

Exploration expenditures in the third quarter were $0.8 million in 2003 and $0.4 million in 2002, primarily for drilling at the Nak and Mount Polley projects in 2003 and at Sterling in 2002. Expenditures on exploration projects for the remainder of 2003 are expected to be about $0.7 million for exploration at the Mount Polley property.

Debt and Equity Financing

All of the Company's long term project debt is non recourse to the Company as it is secured only by the mining properties on which the funds were invested. Repayment of long term debt was $0.1 million during the three months ended September 30, 2002 and nil during the current year's quarter.

Principal and interest payments on all of Huckleberry's debt are governed by the financial restructuring package negotiated in 1999 and are dependent on available cash. All long term project debt and related accrued interest deferred pursuant to the financial restructuring package for Huckleberry is due on December 31, 2003. Huckleberry continues discussions with its lenders to restructure the fixed payments due under its loans to payments to be made as and when cash is available during the remaining mine life. As Huckleberry will be unable to generate sufficient free cash flow to make this payment, the lenders may choose to exercise their security or make a new loan restructuring arrangement. This could result in Imperial forfeiting, reducing or otherwise changing its economic interest in the Huckleberry mine.

Payments on Mount Polley's $6.3 million non interest bearing long term debt are only due when the mine and mill are in operation. Payments are limited to $117,000 per month, to a maximum of $1,167,000 per year. As such, this debt is more in the nature of a capped royalty on operations. The debt is non recourse to Imperial.

In August 2003 the Company completed a flow through share issue that raised $1.5 million. These funds are being used for exploration at the Mount Polley and Nak properties.

Funds from the bought deal private placement financing for gross proceeds of $10.0 million announced after the quarter end will be used to further explore and develop the Mount Polley and Sterling projects as well as strengthening working capital.

Ongoing exploration expenditures, project holding costs, and general corporate costs will be financed from cash flow from operations, sale of assets, or joint venture arrangements and equity financings, when appropriate.

Nine Months Ended September 30, 2003 Compared to the Nine Months Ended September 30, 2002

Results of Operations

Financial Results

Operating revenues were $37.6 million in the nine month period compared to $38.2 million in the comparative prior year period. The majority of revenues in both quarters originated from the Huckleberry mine, currently the Company's only operating mine.

In the nine months ended September 30, 2003 Imperial recorded a net loss of $0.1 million ($0.00 per share)

compared to a net loss of $12.5 million ($0.79 per share) in the comparative period.

The revenues and financial results of the Company are closely tied to those of the Huckleberry mine. The Company's share of Huckleberry's income during the nine months ended September 30, 2003 totaled $2.8 million, primarily the result of a $9.2 million foreign exchange gain on long term debt.

The Company does not expect to be profitable in 2003 as the Company's share of losses from the Huckleberry mine for the period October 1 to December 31, 2003 are projected to be about $1.7 million, excluding foreign exchange gains or losses on long term debt. Assuming no repayment of long term debt and no material change in projected copper price and US/Cdn Dollar exchange rate Huckleberry is expected to be cash flow neutral to the end of the year. Imperial is not obligated to fund its share of these losses which are obligations of Huckleberry Mines Ltd.

The financial future of Huckleberry Mines Ltd. is at the discretion of its lenders who continue to work with Huckleberry Mines Ltd. and its shareholders to find a way to meet Huckleberry's obligations to all its stakeholders.

Mineral Operations

Mineral revenues were $37.2 million in the nine months ended September 30, 2003, compared to $37.8 million in 2002. After deduction of mineral production and treatment and transportation but before financing charges, depletion and depreciation, Imperial's cash flow from its mining operations declined to a $0.4 million in the nine months ended September 30, 2003 from a $0.9 million in prior year period. Revenue in the current nine month period was 2% lower than in 2002 as a result of a 1% decrease in volume of copper sold, a 10% decline in the US/Canadian Dollar exchange rate and 13% increase in the realized copper price. Production costs decreased slightly on a unit basis.

Interest Expense

Interest expense on long term debt was similar at $2.4 million in both the nine months ended September 30, 2003 and 2002. Interest costs on US denominated long term debt were slightly lower in 2003 due to the lower US/Cdn dollar exchange rate.

Foreign Exchange on Long Term Debt

Foreign exchange movements on US dollar denominated long term debt resulted in a gain of $9.2 million in the nine months ended September 20,2003 compared to a gain of $0.3 million in the prior year. The Canadian dollar strengthened significantly against the US dollar in the nine months to September 2003 compared to a lesser strengthening in the nine months to September 30, 2002.

Writedown of Mineral Properties

The Company evaluates its mineral property holdings on a regular basis. In the September 2003 quarter the Company wrote down the carrying value of one of its mineral properties by $1.5 million to reflect a change in market conditions for the underlying commodity. In the prior year the Company wrote down the carrying value of one of its mineral exploration properties by $5.1 million to reflect market conditions in anticipation of a sale of the property in the fourth quarter of 2002.

Taxes

In both the September 30, 2003 and the 2002 periods the effective tax recovery rate was significantly less than the expected tax rate of 39.6% due to a valuation allowance provided against tax recoveries originating from operating loss carry forwards, as well as the recording of mineral and large corporation tax expense.

Liquidity & Capital Resources

Cash Flow from Operations

The Company recorded a net loss of $0.1 million in the nine months ended September 30, 2003 compared to a net loss of $12.5 million in 2002, while cash flow applied to operations (before net change in non cash operating balances) was $1.2 million in the nine months ended September 30, 2003 compared to $0.1 million in the prior year period. The improved operating margin from the Huckleberry Mine was the major reason for the increase in cash flow from operations during the nine month ended September 2003 compared to the prior year's period.

Working Capital

Working capital at September 30, 2003, excluding current portion of long term debt of $38.2 million, was $4.9 million compared to $6.2 million at December 31, 2002. This decrease was primarily the result of reclassifying the Mount Polley supplies inventory of $1.5 million to mineral properties. All long term debt, including the current portion, is non recourse to Imperial, and the repayment terms of the long term debt on the Huckleberry mine are being renegotiated. The presentation in the financial statements is based on the repayment terms as they existed at September 30, 2003. Subsequent to the quarter end the Company announced a bought deal private placement financing for gross proceeds of $10.0 million which provides additional funding for its exploration programs.

Property Expenditures and Other Investment Activities

Property acquisition and development expenditures, including exploration costs and net of recoveries, totaled a net $3.9 million in the nine months ended September 30, 2003 versus $2.7 million in the 2002 period. Property development expenditures in 2003 were primarily for Huckleberry mine ongoing capital projects totaling $3.6 million compared to $2.4 million in 2002. Capital expenditures at Huckleberry for the remainder of 2003 are expected to be about $0.5 million.

Exploration expenditures were $1.6 million in 2003 and $0.5 million in 2002, primarily for drilling at the Mount Polley, Nak and Sterling exploration projects. Expenditures on exploration projects for the remainder of 2003 is expected to be about $0.7 million for further drilling and exploration work on the Mount Polley property.

In line with its business focus, the Company reduced its holdings of projects it does not consider key to its future. In February 2003 the Company sold its wholly owned subsidiary, Similco Mines Ltd, the owner of the Similco mine, which had been on care and maintenance since 1996, for proceeds of $0.1 million, to reduce costs. Certain mining equipment and real estate assets associated with the Similco mine were retained by the Company for future sale, increasing the cash expected to be realized from the sale of the Similco mine to a significantly higher amount.

The Company also sold surplus mining equipment for proceeds of $1.3 million during the nine months ending September 30, 2003 compared to $0.6 million in the prior year.

In May 2002 the Company sold its wholly owned subsidiary, Bethlehem Resources (1996) Corporation, owner of the Goldstream mine and the Spire exploration property, for proceeds of $0.5 million. Concurrent with the sale the Company purchased $0.4 million in common shares of the purchaser.

Debt and Equity Financing

All of the Company's long term project debt is non recourse to the Company as it is secured only by the mining properties on which the funds were invested. Repayment of long term debt was $0.4 million during the nine months ended September 30, 2002 and nil during the current year's quarter.

Principal and interest payments on all of Huckleberry's debt are governed by the financial restructuring package negotiated in 1999 and are dependent on available cash. All long term project debt and related accrued interest deferred pursuant to the financial restructuring package for Huckleberry is due on

December 31, 2003. Huckleberry continues discussions with its lenders to restructure the fixed payments due under its loans to payments to be made as and when cash is available during the remaining mine life. As Huckleberry will be unable to generate sufficient free cash flow to make this payment, the lenders may choose to exercise their security or make a new loan restructuring arrangement. This could result in Imperial forfeiting, reducing or otherwise changing its economic interest in the Huckleberry mine.

Payments on Mount Polley's $6.3 million non interest bearing long term debt are only due when the mine and mill are in operation. Payments are limited to $117,000 per month, to a maximum of $1,167,000 per year. As such, this debt is more in the nature of a capped royalty on operations. The debt is non recourse to Imperial.

In February 2003 the Company completed a rights offering and realized net proceeds of $1.3 million. These funds are being used primarily for drilling at the Sterling exploration project.

In August 2003 the Company completed a flow through share issue that raised $1.5 million. These funds are being used for exploration at the Mount Polley and Nak properties.

Subsequent to quarter end the Company announced a bought deal private placement financing for gross proceeds of $10.0 million to further explore and develop the Mount Polley and Sterling projects as well as strengthening working capital.

Ongoing exploration expenditures, project holding costs, and general corporate costs will be financed from cash flow from operations, sale of assets, or joint venture arrangements and equity financings, when appropriate.

IMPERIAL METALS CORPORATION
CONSOLIDATED BALANCE SHEETS

	September 30 2003 *(unaudited)*	December 31 2002 *(audited)*	September 30 2002 *(unaudited)*
ASSETS			
Current Assets			
Cash and cash equivalents	$4,213,207	$2,591,585	$200,288
Marketable Securities			
[Market value $671,410 (December 31, 2002 – $1,538,705; September 30, 2002 - $651,374)]	479,366	1,056,152	448,295
Accounts receivable	1,676,604	2,481,264	5,584,470
Inventory	3,857,221	8,002,762	4,871,310
	10,226,398	14,131,763	11,104,363
Mineral Properties	45,993,632	49,140,467	60,767,766
Future Site Reclamation Deposits	3,873,839	7,352,584	7,360,234
Other Assets	1,383,306	1,392,341	1,391,895
	$61,477,175	$72,017,155	$80,624,258
LIABILITIES			
Current Liabilities			
Accounts payable and accrued charges	$5,289,698	$7,920,064	$6,458,861
Short term debt	-	-	250,000
Current portion of limited recourse long term debt and accrued interest	38,157,639	37,797,335	33,118,928
	43,447,337	45,717,399	39,827,789
Limited Recourse Long Term Debt and Accrued Interest	34,780,233	41,908,279	46,133,952
Future Site Reclamation Costs	4,840,378	8,646,811	8,824,045
Future Income Tax (Note 3)	198,907	-	-
	83,266,855	96,272,489	94,785,786
(CAPITAL DEFICIENCY)			
Share Capital (Note 4)	5,287,284	2,755,182	2,755,182
Deficit	(27,076,964)	(27,010,516)	(16,916,710)
	(21,789,680)	(24,255,334)	(14,161,528)
	$61,477,175	$72,017,155	$80,624,258

Continuing Operations (Note 1)

(UNAUDITED – PREPARED BY MANAGEMENT)

IMPERIAL METALS CORPORATION

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

For the Three and Nine Months Ended September 30, 2003 and 2002

	Three Months Ended September 30		Nine Months Ended September 30	
	2003	2002	2003	2002
REVENUES				
Mineral, net of royalties	$13,203,289	$11,651,106	$37,171,038	$37,766,486
Other	135,210	155,349	414,063	467,182
	13,338,499	11,806,455	37,585,101	38,233,668
EXPENSES				
Mineral production, treatment and transportation	12,210,818	10,976,211	36,800,512	36,850,918
Depletion, depreciation and amortization	2,424,078	1,925,932	6,929,248	5,856,540
Administration	211,625	225,557	645,454	706,364
Capital taxes	(113)	31,140	246	94,477
Interest on long term debt	662,909	834,920	2,420,525	2,412,175
Other interest	4,961	35,488	6,398	133,234
Foreign exchange (gain) loss on long term debt	(72,122)	2,630,002	(9,188,268)	(253,263)
Other foreign exchange (gain) loss	(878,632)	(111,811)	(1,105,161)	58,806
	14,563,524	16,547,439	36,508,954	45,859,251
OPERATING INCOME (LOSS)	(1,225,025)	(4,740,984)	1,076,147	(7,625,583)
Writedown of mineral properties	(1,525,937)	(5,053,885)	(1,525,937)	(5,053,885)
Other income (loss)	70,947	(231,479)	543,834	406,342
INCOME (LOSS) BEFORE TAXES	(2,680,015)	(10,026,348)	94,044	(12,273,126)
Income and mining taxes	56,214	94,820	160,492	222,453
NET (LOSS)	(2,736,229)	(10,121,168)	(66,448)	(12,495,579)
Deficit, Beginning of Period	(24,340,735)	(6,795,542)	(27,010,516)	-
Adjustment to conform the accounting policies of the Mining Business acquired from Old Imperial to the accounting policies of the Company (Note 1)	-	-	-	(4,421,131)
Deficit, End of Period	$(27,076,964)	$(16,916,710)	$(27,076,964)	$(16,916,710)
Basic and Diluted Loss Per Share	$0.13	$0.64	$0.00	$0.79

Supplemental Disclosure of Outstanding Shares		
	September 30, 2003	November 27, 2003
Common shares outstanding	22,746,764	22,961,764
Diluted common shares outstanding	24,206,764	24,206,764

(UNAUDITED – PREPARED BY MANAGEMENT)

IMPERIAL METALS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Three and Nine Months Ended September 30, 2003 and 2002

	Three Months Ended September 30		Nine Months Ended September 30	
	2003	2002	2003	2002
OPERATING ACTIVITIES				
Net (loss)	$(2,736,229)	$(10,121,168)	$(66,448)	$(12,495,579)
Items not affecting cash flows				
Depletion, depreciation and amortization	2,424,078	1,925,932	6,929,248	5,856,540
Foreign exchange gain on long term debt	(72,122)	2,630,002	(9,188,268)	(253,263)
Accrued interest on long term debt	595,804	745,659	2,211,593	2,125,850
Writedown of mineral properties	1,525,937	5,053,885	1,525,937	5,053,885
Other	17,881	351,454	(257,163)	(140,271)
	1,755,349	585,764	1,154,899	147,162
Net change in non-cash operating balances	524,506	638,533	1,525,846	599,348
Cash provided by operating activities	2,279,855	1,224,297	2,680,745	746,510
FINANCING ACTIVITIES				
Repayment of long term debt	-	(142,941)	-	(417,809)
Issue of shares for cash, net of issue costs	1,470,421	-	2,719,634	-
Cash provided by (used in) financing activities	1,470,421	(142,941)	2,719,634	(417,809)
INVESTMENT ACTIVITIES				
Acquisition and development of properties	(1,923,217)	(1,672,714)	(3,848,888)	(2,731,477)
Proceeds on sale of subsidiaries, net of cash of $268 [2002 - $123]	44,965	-	160,188	99,877
Other	(75,105)	135,441	(90,057)	1,069,403
Cash (used in) investment activities	(1,953,357)	(1,537,273)	(3,778,757)	(1,562,197)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,796,919	(455,917)	1,621,622	(1,233,496)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	2,416,288	656,205	2,591,585	-
CASH ACQUIRED ON PURCHASE OF THE MINING BUSINESS (Note 1)	-	-	-	1,433,784
CASH AND CASH EQUIVALENTS, END OF PERIOD	$4,213,207	$200,288	$4,213,207	$200,288

(UNAUDITED – PREPARED BY MANAGEMENT)

IMPERIAL METALS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Three and Nine Months Ended September 30, 2003 and 2002

	Three Months Ended September 30		Nine Months Ended September 30	
	2003	2002	2003	2002
SUPPLEMENTAL INFORMATION				
Interest expense paid	$4,961	$40,973	$6,398	$354,928
Taxes paid	$109,722	$10,820	$250,088	$289,653

SUPPLEMENTAL INFORMATION ON NON-CASH FINANCING AND INVESTING ACTIVITIES

During the three months ended September 30, 2003 the Company issued 25,000 common shares with a value of $11,375 in connection with the acquisition of a mineral property.

During the three months ended June 30, 2002 the Company sold its wholly owned subsidiary that owned the shutdown Goldstream Mine. Concurrent with the sale, the Company paid $400,000 to purchase 800,000 common shares of the purchaser, Orphan Boy Resources Inc.

(UNAUDITED – PREPARED BY MANAGEMENT)

1. BASIS OF PRESENTATION AND CONTINUING OPERATIONS

Imperial Metals Corporation ("Imperial" or the "Company"), formerly IMI Imperial Metals Inc., was incorporated in December 2001.

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and they follow the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended December 31, 2002 except as noted below. These unaudited interim consolidated financial statements do not include all the information and note disclosures required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual audited consolidated financial statements and the notes below.

In April 2002, IEI Energy Inc. ("Energy"), formerly Imperial Metals Corporation ("Old Imperial"), was reorganized under a Plan of Arrangement (the "Plan") pursuant to the Company Act of British Columbia and the Companies' Creditors Arrangement Act. The Plan was approved by the creditors and shareholders of Old Imperial on March 7, 2002 and implemented in April 2002.

Under the Plan, Old Imperial divided its operations into two distinct businesses, one focused on oil and natural gas and the other focused on mining. All of Old Imperial's existing oil and natural gas and investment assets (the "Energy Business") were retained in Old Imperial, which was renamed IEI Energy Inc. All of Old Imperial's mining assets and related liabilities (the "Mining Business") including the name "Imperial Metals Corporation" were transferred to the Company that was then renamed Imperial Metals Corporation.

The acquisition of the Mining Business by Imperial was recorded in the accounts of Imperial as of January 1, 2002 as the reorganization occurred with entities under common control. Details of the assets and liabilities acquired and the adjustment to conform the accounting policies of the Mining Business to those of the Company can be found in Notes 1 and 3 of the consolidated financial statements for the year ended December 31, 2002.

These financial statements are presented on the basis of a going concern which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. At September 30, 2003 the Company had a capital deficiency of $21,789,680 (December 31, 2002 - $24,255,334) of which $29,433,985 (December 31, 2002 - $32,257,990) represents its share of the capital deficiency of its investment in Huckleberry Mines Ltd. (Note 5). The continuation of the Company is dependent on its ability to generate positive cash flow from its operations, the ability to obtain additional financing from shareholders or third parties to meet obligations as they come due and ultimately the achievement of profitable operations. Subsequent to quarter end the Company entered into a $10.0 million bought deal private placement financing as further described in Note 7(a).

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary to the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2. CONTINUING OPERATIONS OF HUCKLEBERRY MINES LTD.

The Company has a 50% interest in Huckleberry Mines Ltd. ("Huckleberry") which is engaged in copper mining operations in British Columbia ("Huckleberry Mine"). The Company accounts for Huckleberry as an incorporated joint venture and recognizes its proportionate share of the assets, liabilities, revenues and expenses of Huckleberry in these financial statements.

As a result of the depressed metal prices in 1998, Huckleberry could not meet its scheduled obligations at December 31, 1998 for payment of interest on long term debt with its lenders (the "Lenders") (Notes 8(b) and (c) to the financial statements for the year ended December 31, 2002). As a result, Huckleberry negotiated a financial restructuring package, which among other provisions, resulted in a deferral of all principal and interest payments on the Huckleberry Mine Construction Loan and the Huckleberry Mine Infrastructure Loan. For the years 1999 through to December 31, 2003, payments of principal and interest are dependent on available cash. At September 30, 2003, Huckleberry's aggregate long term debt and accrued interest amounted to $136,716,250 of which the Company's share is $68,358,125.

On December 31, 2002 Huckleberry was obligated to repay the portion of the Huckleberry Mine Construction Loan and all accrued unpaid interest thereon aggregating $58.8 million (US$37.2 million) which was deferred as part of the financial restructuring package. The repayment date on the Huckleberry Mine Construction Loan was subsequently extended to December 31, 2003. The remaining principal and interest owing by Huckleberry on December 31, 2003 is estimated to be approximately $27.9 million (US$21.0 million) and $29.0 million (US$21.8 million), respectively based on a US/Cdn dollar exchange rate of 1.33. Huckleberry's ability to meet or renegotiate this obligation as it comes due is dependent on the continued support of the Lenders, the ability to obtain other financing and/or the achievement of sufficient cash flow from operations. If Huckleberry was unable to meet or renegotiate this obligation and the Lenders realized upon their security, then Huckleberry may be unable to continue as a going concern and material adjustments would be required to the Company's share of Huckleberry's carrying value of assets and liabilities in the amount of $42,884,017 and $72,318,002 respectively, and the balance sheet classifications used. Such adjustments would not have a material effect on the ongoing operations of the Company excluding its interest in Huckleberry as disclosed in Note 5. Huckleberry is continuing to negotiate with the Lenders to restructure the loan, however there is no assurance that the negotiations will be successfully concluded.

Subsequent to September 30, 2003 the Company and the shareholders of Huckleberry agreed to restructure the management of the Huckleberry Mine as further described in Note 7(b).

3. FUTURE INCOME TAX

During the three months ended September 30, 2003 the Company completed a private placement of flow through common shares for gross proceeds of $1,500,000. The tax deduction for the expenditures incurred from these flow through funds has been assigned to the shareholders, resulting in a future income tax liability for the Company. This future income tax liability will be recorded as the expenditures are incurred with a corresponding charge to share capital.

4. SHARE CAPITAL

Share Capital

Authorized

50,000,000 First Preferred shares without par value
50,000,000 Second Preferred shares without par value issuable in series with rights and restrictions to be determined by the directors
100,000,000 Common Shares without par value

Issued and Fully Paid

	2003		2002	
	Number of Shares	Issue Price or Attributed Value	Number of Shares	Issue Price or Attributed Value
Common shares				
Balance, beginning of period	15,769,411	$2,755,182	1	$ 1
Issued for cash pursuant to a rights offering, net of issue costs of $130,601	3,942,353	1,249,213	-	-
Issued for cash on the exercise of options	10,000	5,000	-	-
Issued for cash pursuant to private placement flow through share issue, net of issue costs of $34,579	3,000,000	1,465,421	-	-
Future income tax effect of flow through share expenditures (Note 3)	-	(198,907)	-	-
Issued for mineral property	25,000	11,375	-	-
Issued on acquisition of the mining business of Energy	-	-	15,769,410	2,755,181
Balance, end of period	22,746,764	$5,287,284	15,769,411	$2,755,182

Share Option Plan

Under the Share Option Plan the Company may grant options to its directors, officers and employees for the purchase of up to 1,500,000 common shares of the Company. No options were outstanding prior to July 22, 2002. Under the plan, the exercise price of each option equals the market price of the Company's shares on the date of grant and an option's maximum term is 10 years. Options are granted from time to time by the Board of Directors and vest over a three year period.

On July 22, 2002 the Company granted to employees and directors options to purchase 1,495,000 common shares at an exercise price of $0.50 per share. These share options have a term of five years and expire in 2007. On April 30, 2003 the Company granted employees options to purchase 15,000 common shares at $0.50 per share. These share options have a term of four years and expire in 2007.

Had the Company followed the fair value method of accounting, the Company would have recorded a compensation expense of $87,302 for the nine months ended September 30, 2003 in respect of these share options. Proforma earnings information determined under the fair value method of accounting for stock options are as follows:

	Three Months Ended September 30		Nine Months Ended September 30	
	2003	2002	2003	2002
Net income (loss)				
As reported	$(1,210,292)	$(10,121,168)	$1,459,489	$(12,495,579)
Proforma compensation expense	28,269	26,195	87,302	26,195
Proforma net income (loss)	$(1,238,561)	$(10,147,363)	$1,372,187	$(12,521,774)
Basic and diluted income (loss) per share				
As reported	$(0.06)	$(0.64)	$0.07	$(0.79)
Proforma	$(0.06)	$(0.64)	$0.07	$(0.79)

The fair value of the options issued on April 30, 2003 was estimated to be $0.29 per share option at the date of grant using the Black-Scholes option pricing model, based on the following assumption:

Dividend yield	0%
Risk free interest rate	4.09%
Expected life	4.23 years
Expected volatility	100%

The fair value of the share options issued on July 22, 2002 was estimated to be $0.22 per share option at the date of grant using the Black-Scholes option pricing model, based on the following assumptions:

Dividend yield	0%
Risk free interest rate	4.3%
Expected life	5 years
Expected volatility	55%

Forfeitures of options are accounted for in the period of forfeiture.

A summary of the status of the Company's share option plan as of September 30, 2003 and changes during the nine months then ended is presented below:

	2003	
	Number of Shares	Weighted Average Exercise Price
Outstanding at December 31, 2002	1,495,000	$0.50
Granted	15,000	$0.50
Exercised	(10,000)	$0.50
Lapsed	(290,000)	$0.50
Outstanding at end of period	1,210,000	$0.50
Options exercisable at September 30, 2003	391,667	$0.50

Share Purchase Warrants

On September 30, 2003, 250,000 common share purchase warrants were outstanding to an investment dealer pursuant to a rights advisory and standby agreement in connection with the rights offering completed by the Company in February 2003. Each share purchase warrant is exercisable at a price of $0.36 up to December 30, 2003.

IMPERIAL METALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2003

5. JOINT VENTURE

The consolidated financial statements of the Company are comprised of the following amounts which include the Company's share of joint venture assets, liabilities and results of operations from Huckleberry:

	September 30, 2003			December 31, 2002
	Huckleberry *(50% interest)*	Imperial *(excluding Huckleberry)*	Consolidated Total	Huckleberry *(50% interest)*
Balance Sheet				
Cash and cash equivalents	$1,249,176	$2,964,031	$4,213,207	$1,299,427
Other current assets	5,225,779	787,412	6,013,191	8,585,476
Mineral properties	36,079,466	9,914,166	45,993,632	39,424,740
Other assets	329,596	4,927,549	5,257,145	104,568
	42,884,017	18,593,158	61,477,175	49,414,211
Accounts payable and accrued charges	(2,795,163)	(2,494,535)	(5,289,698)	(5,172,687)
Long term debt, including current portion	(68,358,125)	(4,579,747)	(72,937,872)	(75,334,800)
Other liabilities	(1,164,714)	(3,874,571)	(5,039,285)	(1,164,714)
Net assets	$(29,433,985)	$7,644,305	$(21,789,680)	$(32,257,990)

	Three Months Ended September 30, 2003			Three Months Ended September 30, 2002
	Huckleberry *(50% interest)*	Imperial *(excluding Huckleberry)*	Consolidated Total	Huckleberry *(50% interest)*
Statement of Loss				
Revenues	$13,151,387	$187,112	$13,338,499	$11,068,433
Expenses	13,837,398	2,237,330	16,074,728	15,465,921
Net (Loss)	$(686,011)	$(2,050,218)	$(2,736,229)	$(4,397,488)
Statement of Cash Flows				
Cash flow from (applied to) operations	$2,250,575	$(495,226)	$1,755,349	$942,953
Net change in non cash operating balances	160,672	363,834	524,506	154,369
Operating activities	2,411,247	(131,392)	2,279,855	1,097,322
Financing activities	-	1,470,421	1,470,421	(142,940)
Investment activities	(1,242,956)	(710,401)	(1,953,357)	(1,248,406)
Increase (decrease) in cash and cash equivalents	$1,168,291	$628,628	$1,796,919	$(294,024)

(UNAUDITED – PREPARED BY MANAGEMENT)

IMPERIAL METALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2003

	Nine Months Ended September 30, 2003			Nine Months Ended September 30, 2002
	Huckleberry *(50% interest)*	Imperial *(excluding Huckleberry)*	Consolidated Total	Huckleberry *(50% interest)*
Statement of Loss				
Revenues	$36,830,421	$754,680	$37,585,101	$36,994,990
Expenses	34,006,416	3,645,133	37,651,549	42,866,099
Net Income (Loss)	$2,824,005	$(2,890,453)	$(66,448)	$(5,871,109)
Statement of Cash Flows				
Cash flow from (applied to) operations	$2,742,834	$(1,587,935)	$1,154,899	$1,942,817
Net change in non cash operating balances	982,173	543,673	1,525,846	(196,249)
Operating activities	3,725,007	(1,044,262)	2,680,745	1,746,568
Financing activities	-	2,719,634	2,719,634	(417,809)
Investment activities	(3,775,258)	(3,499)	(3,778,757)	(2,408,211)
Increase (decrease) in cash and cash equivalents	$(50,251)	$1,671,873	$1,621,622	$(1,079,452)

6. CONTINGENT LIABILITIES AND COMMITMENTS

a) Certain of the shareholders of Huckleberry other than the Company have provided letters of credit totaling $2.0 million on behalf of Huckleberry to secure future site reclamation deposits. If these letters of credit were to be exercised by the holder then Huckleberry would be obligated to reimburse the shareholders for the $2.0 million paid out by them under the letters of credit.

b) Huckleberry is obligated to increase its future site reclamation deposits by making cash payments of $50,000 per month up to an including August 2004.

c) In order to keep the option agreement to acquire a 100% working interest in the Joss'alun property adjacent to the Company's Nak property in good standing the Company must issue to the option holder 27,500 common shares in January 2004 and 50,000 common shares in July 2004. A further 100,000 common shares are issuable upon completion of $2.5 million of work on the property.

7. SUBSEQUENT EVENTS

Subsequent to September 30, 2003:

a) the Company sold, on a bought deal private placement basis 2,353,000 units at $4.25 per unit for gross proceeds of $10.0 million before estimated expenses of the issue of $0.7 million. Each unit consists of one common share and one half of one common share purchase warrant. Each full warrant entitles the holder to acquire one common share of the Company at a price of $5.50 for 24 months. After the first year of the term of the warrants the Company shall be entitled to accelerate the expiry date of the warrants if the closing price of the common shares of the Company is at or above $8.50 for 10 consecutive trading days, by giving the holders of the warrants not less than 30 days notice in writing of such accelerated expiry date. The transaction is subject to the receipt of all necessary regulatory and stock exchange approvals.

(UNAUDITED – PREPARED BY MANAGEMENT)

b) the Company and the shareholders of Huckleberry agreed to restructure the management of the Huckleberry Mine on a basis that is cash neutral to the Company. The Huckleberry Mine will be operated by Huckleberry under new management and the Company will continue to have significant influence on Huckleberry and will act in an advisory capacity on mine operations. There are no changes to the ownership of Huckleberry and the Company retains its 50% equity interest.

Up to the effective date of the management restructuring the financial position and results of operations will be included in the Company's financial statements on a proportionate consolidation basis. Subsequent to the effective date of the management restructuring, the Company will account for its interest in Huckleberry on the equity basis. As a result, all of Huckleberry's assets and liabilities will be deconsolidated from the Company's balance sheet resulting in the elimination of approximately $68 million in Huckleberry debt and the reversal of the Company's negative working capital.

Under the equity accounting basis the Company will no longer record its share of Huckleberry revenues and expenses on a line by line basis. Instead, the Company will record its 50% share of Huckleberry's operating results as a single line item in its Statement of Income.

c) the Company issued 65,000 common shares on the exercise of options and 150,000 common shares on the exercise of warrants for aggregate proceeds of $86,500.